UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________

Form 11-K
__________________

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _____________

Commission file number: 0-14939

America's Car-Mart, Inc. 401(K) Plan
(Full title of the plan and the address of the plan, if different from that of issuer named below)

America's Car-Mart, Inc.
802 SE Plaza Avenue, Suite 200
Bentonville, AR  72712
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:

Report of Independent Registered Public Accounting Firm

Financial Statements:
Statements of Net Assets Available for Benefits, December 31, 2008 and 2007
Statement of Changes in Net Assets Available for Benefits, Year Ended December 31, 2008
Notes to Financial Statements

Supplemental Schedule:
Schedule of Assets (Held at End of Year), December 31, 2008

Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

AMERICA'S CAR-MART, INC. 401(k) PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2008 and 2007

WITH

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

CONTENTS

Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Benefits – December 31, 2008 and 2007	2
Statement of Changes in Net Assets Available for Benefits – Year ended December 31, 2008	3
Notes to Financial Statements	4
Supplemental Schedule
Form 5500, Schedule H Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2008	9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrators of
America's Car-Mart, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of America's Car-Mart, Inc. 401(k) Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.  Tullius Taylor Sartain & Sartain LLP audited the statement of net assets available for benefits of America's Car-Mart, Inc. 401(k) Plan as of December 31, 2007, and merged with Hogan & Slovacek P.C. to form HoganTaylor LLP effective January 7, 2009.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of America's Car-Mart, Inc. 401(k) Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

\s\ HoganTaylor LLP

Fayetteville, Arkansas
June 25, 2009

AMERICA'S CAR-MART, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2008 and 2007

	2008	2007
Assets
Cash	$17,319	$-

Investments, at fair value:
Money market	300,251	271,258
Company stock	73,807	42,533
Common collective trust funds	25,570	20,177
Mutual funds	967,393	1,429,832
Participant loans	210,250	188,895

Total investments	1,577,271	1,952,695

Receivables:
Accrued investment income	733	1,467
Due from brokers for securities sold	-	21,959

Total receivables	733	23,426

Total assets	1,595,323	1,976,121

Liabilities
Refunds of excess contributions	-	7,477
Due to brokers for securities purchased	-	8,959

Total liabilities	-	16,436

Net assets available for benefits	$1,595,323	$1,959,685

See notes to financial statements.

AMERICA'S CAR-MART, INC. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2008

Investment income (loss):
Interest and dividend income	$43,866
Net depreciation in fair value of investments	(573,638)

Total investment loss	(529,772)

Contributions:
Participants	344,142
Employer	126,874
Rollovers	3,378

Total contributions	474,394

(55,378)
Deductions from net assets attributable to:
Benefits paid	308,984

Net decrease	(364,362)

Net assets available for benefits, beginning of year	1,959,685

Net assets available for benefits, end of year	$1,595,323

See notes to financial statements.

AMERICA'S CAR-MART, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

Note 1 – Description of Plan

America's Car-Mart, Inc. (the “Company” or “Employer”) sponsors the America's Car-Mart, Inc. 401(k) Plan (the “Plan”) for the benefit of its employees.  The following description is provided for general information purposes only.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established for the benefit of the employees of the Company.  The Plan is intended to satisfy all of the requirements for a qualified retirement plan under the appropriate provisions of the Internal Revenue Code (the “Code”) and similar state tax laws.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is administrated by a committee appointed by the Company.  Bank of Oklahoma, N.A., (the “Trustee”) serves as the Trustee of the Plan.

Eligibility

Employees of the Company who have reached 21 years of age and have completed one year of service are eligible to participate in the Plan.  A year of service means a 12-consecutive month period in which an employee has 1,000 or more hours of service.  Participants may enroll in the Plan on the first day of the quarter after satisfying eligibility requirements.

Contributions

Each year participants may contribute up to the maximum percentage of their compensation as defined by the Plan and dollar amount permissible under the Code.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also rollover amounts from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers various mutual funds, common collective trusts, and employer stock as investment options for participants.

The Plan also provides for discretionary Employer matching contributions.  During 2008, the Company provided a matching contribution equal to 50% of each participant's contributions up to a maximum of 4% of qualifying participant's compensation.  Additional amounts may be contributed at the discretion of the Board of Directors of the Company.  There were no additional discretionary contributions made during 2008.

Vesting

Participants are immediately vested in their own contributions plus or minus any earnings or losses thereon.  Vesting of Employer contributions is based upon years of service according to the following schedule:

Years of Service	Vesting Percentage

One, but less than two	20%
Two, but less than three	40%
Three, but less than four	60%
Four, but less than five	80%
Five or more	100%

Participants automatically become 100% vested upon: 1) normal retirement (attainment of age 65); 2) disability; or 3) death.  Participants who terminate for any other reason are entitled to the vested amount of their accounts.

Participant loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Loan terms are not to exceed five years, unless the loan is for a primary residence in which case the term for repayment may not exceed 15 years.  The loans are secured by the balance in the participant's account and bear interest at prime plus one percent.  Principal and interest are paid ratably through payroll deductions.

Forfeitures

Forfeitures of Employer contributions resulting from participants withdrawing prior to becoming 100% vested are used to reduce Employer matching contributions.  During 2008, forfeitures in the amount of $8,857 were used to reduce the Employer match contribution.  The Plan had zero and $5 in unallocated forfeitures at December 31, 2008 and 2007, respectively.

Participant accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Employer's contribution and (b) Plan earnings and losses. Plan earnings and losses are allocated to a participant's account based on the ratio of each participant's account to the total of all participants' accounts.

Administrative expenses

Certain administrative expenses incurred in connection with the Plan are paid by the Company.  In 2008, the Company paid approximately $17,000 in administrative expenses on behalf of the Plan. The Company will not seek reimbursement from the Plan for the payment of these expenses.

Payment of benefits

Upon retirement, termination, disability or death, a participant may elect to receive a lump-sum equal to the vested value of his or her account.  Benefit payments to participants are recorded upon distribution.

Upon employee termination, mandatory distributions are required for balances of less than $5,000.  Mandatory distributions above $1,000 made without the participant's consent are paid in a direct rollover to an individual retirement account designated by the Trustee.

Hardship withdrawals

The Plan allows hardship withdrawals subject to account balance limits and applicable laws.

Note 2 – Summary of Significant Accounting Policies

Basis of accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures.  Actual results could differ from these estimates.

Investment valuation

Investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.  Interest income is recorded on the accrual basis.  Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Payment of benefits

Benefits are recorded when paid.  As of December 31, 2008, there were no distributions that had been requested but not paid.

Note 3 – Investments

The following table presents the fair value of the participant directed investments.  Individual investments that represent 5% or more of the Plan's net assets at December 31, 2008 or 2007, are separately identified.

Description of Asset	2008	2007

American Growth Fund of America	$128,920	$209,126
Cavanal Hill Cash Management Fund	300,251	271,258
Cavanal Hill Intermediate Bond Fund	-	133,065
Federated Kaufman	194,789	293,916
Fidelity Balanced	150,602	187,718
DFA International Value Fund	143,986	267,471
Neuberger Berman Guardian Trust Fund	144,833	228,618
Pimco Total Return Fund Institutional	132,936	-
Vanguard Explorer Fund	-	108,378
Participant Loans	210,250	188,895
All Others Less than 5%	170,704	64,250

	$1,577,271	$1,952,695

During 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Mutual funds	$520,200
Company stock	39,689
Common collective trust funds	13,749

Total	$573,638

Note 4 - Fair Value Measurements

The Plan adopted SFAS No. 157, “Fair Value Measurements,” (“SFAS No. 157”) effective January 1, 2008 for financial assets and liabilities measured on a recurring basis. SFAS No. 157 applies to all financial assets and financial liabilities that are being measured and reported on a fair value basis. SFAS No. 157 requires disclosure that establishes a framework for measuring fair value and expands disclosure about fair value measurements. The statement requires fair value measurements be classified and disclosed in one of the following categories:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets
•	Inputs other than quoted prices that are observable for the asset or liability
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used as of December 31, 2008.

Mutual funds: Valued at the net asset value of shares held by the Plan at year end.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Common collective trust funds: Valued at the net asset value per unit held by the Plan at year end as quoted by the funds.

Participant loans: Valued at amortized cost, which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

As required by SFAS No. 157, financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement.  The Plan's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2008:

	Fair Value Measurements at December 31, 2008 Using:
	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Money market	$300,251	$-	$-	$300,251
Company stock	73,807	-	-	73,807
Mutual funds	967,393	-	-	967,393
Common collective trust funds	-	25,570	-	25,570
Participant loans	-	210,250	-	210,250

Total	$1,341,451	$235,820	$-	$1,577,271

Note 5 – Risks and uncertainties

The Plan provides for investments in various investment securities, which are in general exposed to various risks, such as interest rate, credit and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Note 6 – Party-in-interest transactions

Certain investments are managed by the Trustee.  Transactions with such funds qualify as exempt party-in-interest transactions.

The Plan assets at December 31, 2008 and 2007, also include 5,344 and 3,389 shares, respectively, of America's Car-Mart, Inc. common stock having a fair value of $73,807 and $42,533, respectively.  The Company is the Plan sponsor; therefore, these investment transactions qualify as exempt party-in-interest transactions.  Investment in Company stock is participant directed.

Note 7 – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA.  In the event of full or partial termination of the Plan, the participants would become fully vested in the Employer's contributions.

Note 8 – Tax Status

The Company adopted a non-standardized prototype plan (the “Prototype Plan”) sponsored by Bank of Oklahoma, N.A.  The Internal Revenue Service has determined and informed the prototype sponsor by a letter dated August 30, 2001, that the Prototype Plan is designed in accordance with applicable sections of the Code.  The Prototype Plan opinion letter has been relied on by the Plan.  The Plan has been amended since the date of the opinion letter.  The Plan Administrator (as defined in the Plan) believes the Plan is designed and is being operated in compliance with the applicable provisions of the Code.

SUPPLEMENTAL SCHEDULE

AMERICA'S CAR-MART, INC. 401(k) PLAN

FORM 5500, SCHEDULE H – Part IV, LINE 4i

SCHEDULE OF ASSETS (Held at End of Year)

EIN: 71-0791606

December 31, 2008

Plan Number: 001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Historical Cost	(e) Current Value

*	Bank of Oklahoma, N.A.	Cavanal Hill Cash Management Fund	**	$300,251
*	Bank of Oklahoma, N.A.	MAP Target 2010 Fund	**	3,794
*	Bank of Oklahoma, N.A.	MAP Target 2020 Fund	**	9,168
*	Bank of Oklahoma, N.A.	MAP Target 2030 Fund	**	2,534
*	Bank of Oklahoma, N.A.	MAP Target 2040 Fund	**	4,106
*	Bank of Oklahoma, N.A.	MAP Target 2050 Fund	**	5,968
	Dimensional Fund Advisors	DFA International Value Fund	**	143,986
	Federated	Federated Kaufman	**	194,789
	Fidelity Investments	Fidelity Balanced	**	150,602
	American Funds	American Growth Fund of America	**	128,920
	MFS	MFS Value-A	**	4,363
	PIMCO Funds	PIMCO Total Return Fund Institutional	**	132,936
	Neuberger Berman	Neuberger Berman Guardian Trust Fund	**	144,833
	Lord Abbett	Lord Abbett Small Cap Blend A	**	66,964
*	America's Car-Mart, Inc.	America's Car-Mart, Inc. Common Stock	**	73,807
*	Participant Loans	Rates ranging from 5.00% to 9.25%, varying maturity dates	-	210,250
				$1,577,271

*	Issuer is a party-in-interest to the Plan
**	Column (d) cost information not required as accounts are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrators of America's Car-Mart, Inc. 401(K) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICA'S CAR-MART, INC. 401(K) PLAN
 June 25, 2009

By:   /s/ William H. Henderson
William H. Henderson
Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

23.1	Consent of HoganTaylor LLP, Independent Registered Public Accounting Firm